TEXTURE CAPITAL INC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>09/28/2020</u> AND ENDING <u>06/30/2021</u>

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Texture Capital, Inc,**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Strong Place

(No. and Street)

Brooklyn	NY	11231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Johnson   646 979 8558

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – if individual, state last, first, middle name)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Richard Johnson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Texture Capital, Inc,_____ , as

of __June 30_____ , 20 21____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
C. E. O.
Title

_____Wanda Faro 1/27/2021_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEXTURE CAPITAL INC

JUNE 30, 2021

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Texture Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Texture Capital, Inc. as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Texture Capital, Inc. as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Texture Capital, Inc.'s management. Our responsibility is to express an opinion on Texture Capital, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Texture Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Texture Capital, Inc.'s auditor since 2021.
New York, New York
September 27, 2021


TEXTURE CAPITAL INC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021


ASSETS

Cash	$	411,520
Due from affiliate		3,003
Prepaid expenses		3,002
Total assets	$	417,525

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	5,200
Total liabilities		5,200
Stockholder's Equity:		
Common Stock, par value $.01, 1,500 shares authorized		
1,500 shares issued and outstanding		15
Additional paid-in capital		644,985
Accumulated deficit		(232,675)
Total stockholder's equity		412,325
Total liabilities and stockholder's equity	$	417,525

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Texture Capital Inc (the "Company") is a wholly-owned subsidiary of Texture Holdings Corporation (the "Parent"). The Company was organized on November 8, 2018 as a Delaware corporation and is registered to do business in New York as a foreign entity. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), as of September 28, 2020. The Company operates an alternative trading system and a platform for initial digital securities offerings. In addition, the company conducts private placement of securities and investment advisory services.

The Company does not claim an exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934, in reliance on Footnote 74 to SEC Release 34-70073 which provides that the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Concentration of risk
The Company maintains cash in a bank account which is interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income taxes
As a wholly-owned company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at June 30, 2021.

Uncertain tax positions
The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of June 30, 2021, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Recent Accounting Developments
In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, *Measurement of Credit Losses on Financial Instruments - Credit Losses* ("ASC 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replaces the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. This is adjusted each period for changes in expected lifetime credit losses at the time the financial asset is originated or acquired. For financial assets measured at amortized costs (i.e., cash and commissions and fees receivable), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historical losses. On July 1, 2020, the Company adopted ASC 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in stockholder's equity.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 12 1/2% of aggregate indebtedness.

At June 30, 2021, the Company had net capital, as defined, of $406,321, which exceeded the required minimum net capital of $5,000 by $401,321. Aggregate indebtedness at June 30, 2021 totaled $5,200. The Company's percentage of aggregate indebtedness to net capital was 1.28%.

4. **COVID-19**

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

5. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since June 30, 2021 and determined that there are no material events that would require disclosures in the Company's financial statement.